Katherine Vetch (Summary of Investment Related Experiences)

Work Experience

Oct 2025 – Present - Chief Compliance Officer, Barclays Bank PLC

June 2023 to August 2025 - Macquarie Bank- Global Head of Compliance

September 2019 to June 2023 - Macquarie Bank- EMEA Head of Compliance

July 2015 to June 2019 - UBS- Global Head of Markets Compliance and Operational Risk Control

March 2012 to April 2015 - Head of Global Corporate and Investment Banking Compliance, Bank of America Merrill Lynch

March 2005 to March 2012 - Head of Equity Compliance, Bank of America Merrill Lynch

August 2004 to March 2005 - Equity Compliance Officer, Citigroup, London

April 2003 to August 2004 - Head of Equity Compliance, Citigroup, Australia

September 2001 to April 2003 - Equity Compliance Officer, JP Morgan, Australia

June 1999 to September 2001 - Audit Manager, PricewaterhouseCoopers, Australia

September 1995 to April 1999 - Audit Associate, PricewaterhouseCoopers, London